Shinhan Financial Group FY2007 Earnings Conference

Shinhan Financial Group will be holding its FY2007 Earnings Conference on Monday, February 4, 2008. The conference will be held in the International Conference Room of the KRX building in Youido, Seoul, and web-cast live on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Conference are as follows:

- - - - -	Agenda: 2007 Earnings Release and Q&A Session Date: February 4, 2008 (Mon) Time: 17:00 (Seoul Time) Format: Live Web-Cast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3001

From Korea, please dial: 031-810-3001

Pass Code: 9505

To raise a question, please press: 14 (numbers 1 and 4)

To delete question, please press: 15 (numbers 1 and 5)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-810-3100

From Korea, please dial: 031-810-3100

Pass Code: 124977#

•	Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

Our 2007 Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.